Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. EPPQ.BEN_IA.E.33502.OUTSOURCED/000001/000001/i E P P Q Annual Financial Statements Mark this box if you would like to receive the Annual Financial Statements by mail. Financial Statements Request Form Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail. Please place my name on your financial statements mailing list. Alternatively, you may choose to access the report(s) online at www.sedarplus.ca.